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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copies to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87236Y 10 8	Page	2	of	7

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		196,307,350*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,307,350*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,307,350*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK
* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information provided by the Ricketts Parties, as of January 24, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock (as defined herein), representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.

CUSIP No.	87236Y 10 8	Page	3	of	7

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4135150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,300,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,300,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,300,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information provided by the Ricketts Parties, as of January 24, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

          This Amendment No. 1 hereby amends and supplements the statement of beneficial ownership on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (as it may be amended from time to time, the “Statement”) by The Toronto-Dominion Bank (“TD”) and TD Discount Brokerage Holdings LLC with respect to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD AMERITRADE Holding Corporation, a Delaware corporation (the “Issuer”). Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 of the Statement is hereby amended and supplemented by the following:
          As described under Item 4, pursuant to an amendment to the Stockholders Agreement, TD has committed to acquire at least 15,000,000 shares of Issuer Common Stock by August 22, 2006 through open market purchases (including block trades, subject to the limitations described below). The actual prices of such purchases will depend upon market prices at the time of purchase. In connection with entering into the amendment to the Stockholders Agreement, TD also restated its current intention to acquire an additional 15,000,000 shares of Issuer Common Stock by January 24, 2007, which may be effected through open market purchases or other means. All of the funds required for payment of the purchase price for any such acquired shares (and related fees and expenses) are to be provided from TD’s cash on hand.
Item 4. Purpose of Transaction
          Item 4 of the Statement is hereby amended and supplemented by the following:
     Pursuant to the original Stockholders Agreement among TD, the Issuer and certain other parties thereto (described in more detail in the Original Statement), TD was required to commence a tender offer, at a price of not less than $16.00 per share, to acquire shares of Issuer Common Stock in an amount equal to the lesser of (i) 8% of the outstanding shares of Issuer Common Stock and (ii) a number of shares such that if TD successfully acquired all shares subject to the tender offer, it would beneficially own 39.9% of the outstanding shares of Issuer Common Stock. The $16.00 per share minimum price represented a premium to the trading price of the Issuer Common Stock in June 2005, when the Stockholders Agreement and the other documents relating to the Issuer’s acquisition of TD Waterhouse from TD were executed. However, subsequent to that date, the trading price of the Issuer Common Stock increased and such shares have consistently traded above the $16.00 per share minimum price, even after adjustment for the special dividend paid by the Issuer in connection with the closing of the TD Waterhouse acquisition. Following discussions between TD and the Issuer, the parties to the Stockholders Agreement executed an amendment to the Stockholders Agreement (the “Amendment”), which terminated all of TD’s obligations with respect to the tender offer, and replaced such obligations with a commitment by TD to purchase, or to cause one of its wholly-owned subsidiaries to purchase, prior to August 22, 2006, at least 15,000,000 shares of Issuer Common Stock (subject to adjustment from time to time for any stock dividends paid in respect of, or any subdivision, split, combination or reclassification effected with respect to, the Issuer Common Stock after February 22, 2006). These purchases may be effected pursuant to one or more stock purchase plans meeting the requirements of Rule 10b5-1(c)(1) under the Exchange Act or otherwise, and will be effected at such times and on such terms as are determined by TD, in its sole discretion, provided that all such purchases must be effected by means of open market purchases in compliance with Rule 10b-18 under the Exchange Act. TD’s open market purchases may include block trades, but TD will purchase at least 7.5 million shares pursuant to the regular daily volume limitation under Rule 10b-18 of 25 percent of the Issuer’s average daily trading volume (measured in accordance with Rule 10b-18), as opposed to the once-a-week “block purchase” exception permitted by Rule 10b-18. The Amendment also provides that during the period prior to August 22, 2006 (or such earlier date on which TD provides notice to the Issuer of the satisfaction of its obligation to purchase the Issuer Common Stock as described above), the Issuer will not effect any repurchase of shares of Issuer Common Stock.
          It connection with entering into the Amendment, TD also stated its current intention to acquire, in addition to the 15,000,000 shares it has committed to purchase pursuant to the Amendment, another 15,000,000 shares of Issuer Common Stock by January 24, 2007, through open market purchases or otherwise. However, TD is under no obligation to purchase any shares in excess of the 15,000,000 required by the Amendment and may determine to purchase the minimum number of shares required by the Amendment or some amount in excess of such minimum.
          Following the acquisition by TD of the 15,000,000 shares of Issuer Common Stock required by the Amendment, it would beneficially own 211,307,350 shares of Issuer Common Stock, representing approximately 35% of the currently outstanding shares of Issuer Common Stock (assuming no other changes to TD’s beneficial ownership of shares of Issuer Common Stock following the date of this filing). If TD acquires all of the additional 15,000,000 shares it currently intends to acquire, TD would beneficially own 226,307,350 shares of Issuer Common Stock, or approximately 37.5% of the currently outstanding shares of Issuer Common Stock (assuming no other changes to TD’s beneficial ownership of shares of Issuer Common Stock following the date of this filing).
Item 5. Interest in Securities of the Issuer
          Item 5 of the Statement is hereby amended and supplemented by the following:
          (a) and (b). This Amendment No. 1 to the Statement reflects an increase of 7,350 shares of Issuer Common Stock beneficially owned by TD from that reported in the Original Statement. The number of shares reported in the Original Statement as beneficially owned by TD inadvertently omitted: (1) 100 shares of Issuer Common Stock owned directly by TD, with respect to which TD Asset Management Inc., an institutional investment manager and a wholly-owned subsidiary of TD (“TDAM”), holds sole voting and dispositive power; (2) 100 shares of Issuer Common Stock owned by Toronto Dominion Investments, Inc., a wholly-owned subsidiary of TD, with respect to which TD Asset Management USA Inc., another institutional investment manager and a wholly-owned subsidiary of TD, holds sole voting and dispositive power; and (3) 7,150 shares of Issuer Common Stock owned by certain clients of TDAM and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (the shares described in this clause (3), the “Ordinary Course Shares”). Including these shares of Issuer Common Stock, TD was, as of the date of the Original Statement, and is, as of the date of filing of this Amendment No. 1 to the Statement, the beneficial owner of an aggregate of 196,307,350 shares of Issuer Common Stock, representing approximately 32.5% of the outstanding Issuer Common Stock. The Ordinary Course Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
          Item 6 of the Statement is hereby amended and supplemented by the following:
          On February 22, 2006, the parties to the Stockholders Agreement executed the Amendment. The material terms of the Amendment are described under Item 4 above, but such summary is qualified by the full text of the Amendment, which is attached as Exhibit 7 to this Statement and is incorporated herein in its entirety. As amended by the Amendment, the Stockholders Agreement remains in full force and effect. In connection with its obligations under the Amendment, TD intends to establish one or more stock purchase plans meeting the requirements of Rule 10b5-1(c)(1) under the Exchange Act providing for the purchase of up to an aggregate of at least 15,000,000 shares of Issuer Common Stock.
Item 7. Material to be Filed as Exhibits
          Item 7 of the Statement is hereby amended and supplemented by the following:
          7. Form of Amendment No. 1 to Stockholders Agreement, dated as of February 22, 2006, among TD Ameritrade Holding Corporation, The Toronto-Dominion Bank, TD Discount Brokerage Holdings LLC and the other stockholders of TD Ameritrade Holding Corporation signatories thereto.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK

By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague, Esq.
Title:	Executive Vice President and General Counsel
TD DISCOUNT BROKERAGE HOLDINGS LLC

By:	/s/ Frank Tripodi
Name:	Frank Tripodi
Title:	Authorized Person
Dated: February 23 , 2006